[Hudson General Corporation Letterhead]


                                         Michael Rubin
 SUBJECT: As Set Forth Below    CONTACT: President       RELEASE: March 10,1999


               ACQUISITION OF HUDSON GENERAL CORPORATION IS
             APPROVED BY DEUTSCHE LUFTHANSA SUPERVISORY BOARD


      Great Neck, New York - March 10, 1999 - Hudson General Corporation (AMEX: HGC) announced today that the Supervisory Board of Deutsche Lufthansa AG has approved the acquisition of Hudson General by GlobeGround GmbH, a subsidiary of Deutsche Lufthansa. Such approval satisfies a condition to the consummation of the pending tender offer by a GlobeGround subsidiary for all shares of Hudson General stock at a price of $76.00 per share in cash. The tender offer commenced on February 19, 1999 and will expire at 12:00 midnight, New York City time, March 19, 1999, unless extended.

      Hudson General also said that it is giving formal notice to a management-led buyout group that it is terminating the merger agreement it entered into with the buyout group in late November 1998. Under that agreement, as amended, Hudson General stockholders would have received $61.00 per share in a cash merger transaction. Upon such termination, the buyout group is entitled to reimbursement by Hudson General for reasonable out-of-pocket expenses incurred in connection with the terminated transaction, up to a maximum of $1.75 million.

      Hudson General, through its 51%-owned affiliate, Hudson General LLC, provides various services at airports throughout the United States and Canada. The remaining 49% interest in Hudson General LLC is owned by LAGS
 (USA) Inc., a subsidiary of GlobeGround. Hudson General is also a participant in a joint venture to develop 4,000 acres of land in Hawaii. Hudson General Corporation's shares are traded on the American Stock Exchange under the ticker symbol HGC.